Stradley Ronon Stevens & Young, LLP
Suite 1601
191 North Wacker Drive
Chicago, IL 60606
Telephone 312.964.3500
Fax 312.964.3501 www.stradley.com

VIA EDGAR

November 10, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Floating Rate Income Opportunity Fund
File Numbers: 333-212356; 811-21579

Dear Ms. Browning:

This letter responds to the comments provided verbally on November 4, 2016 and November 9, 2016 by the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Floating Rate Income Opportunity Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 4 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from pre-effective amendment no. 3 to the Registration Statement as filed on November 2, 2016.

Prospectus

The Fund’s Investments – Portfolio Composition and Other Information – Derivatives; Structured Notes

1.	Comment: We note the new disclosure in the eighth paragraph under this heading, that the Fund may invest in iBoxx Loan Total Return Swaps. The disclosure indicates that “[t]he iBoxx Loan Total Return Swap’s underlying index is the Markit iBoxx USD Liquid Loan Total Return Index, which is a subset of the benchmark Markit iBoxx USD Leveraged Loan Index (emphasis added).

a. Please confirm that each index related to the iBoxx Loan Total Return Swaps is properly identified.

b. Please specify whether these indices are rules-based indices and, if not, please describe how each index is constructed.

c. Please disclose whether Markit, the sponsor of the various iBoxx indices, is affiliated with the Fund or with Nuveen.

d. Please clarify the disclosure concerning “more liquid index constituents” (emphasis added) to specify what this means.

e. Please identify the source of the claim that the total return swaps written on the Markit iBoxx USD Liquid Leveraged Loans Total Return Index provide “an efficient and cost-effective basis” for obtaining exposure to the senior loan market.

f. Please further explain the meaning of the term “standardized” as described in the sixth sentence of this paragraph.

Response:

a. The Registrant has revised the description of each index in the eighth paragraph under the heading, “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives; Structured Notes” as indicated below. The Markit iBoxx USD Liquid Leveraged Loans Total Return Index (the “Total Return Index”) is a subset of the Markit iBoxx USD Liquid Leveraged Loan Index (the “Leveraged Loan Index”), and is designed to track the total return, as opposed to, for example, price-only movements, of certain index constituents comprising the Leveraged Loan Index. The Registrant supplementally submits the attached “screen shot” of a Bloomberg trading screen displaying the Total Return Index, which shows the unique trading identifier “IBXXLLTR” of the Total Return Index.

b. Both the Total Return Index and the Leveraged Loan Index are rules-based indices. The Registrant has updated the disclosure in this paragraph accordingly as indicated below.

c. Markit is not affiliated with Nuveen or the Fund. The Registrant has updated the disclosure in this paragraph accordingly as indicated below.

d. “More liquid” in this context refers to index constituents that feature greater transparent price discovery, smaller bid-offer spreads, and larger tradeable sizes at particular price quotes. The Registrant has updated the disclosure in this paragraph accordingly as indicated below.

e. The Registrant has revised the disclosure in this paragraph to clarify that the iBoxx Loan Total Return Swaps provide, in the Fund’s view, “an efficient and cost-effective basis” for obtaining exposure to the senior loan market.

f. The Registrant has revised the disclosure in this paragraph to delete references to “standardized” trading documentation, in order to eliminate confusion over the meaning of this term.

“The Fund may invest up to 5% of its Managed Assets in iBoxx Loan Total Return Swaps (as defined below). An iBoxx Loan Total Return Swap~~s are~~ is a specific type of total return swap~~s~~ on ~~one or more indices~~ an index that ~~are~~ is designed to provide exposure to the Senior Loan market. The iBoxx Loan Total Return Swap’s underlying index is the Markit iBoxx USD Liquid Leveraged Loans Total Return Index, which is one of a subset of indices designed to track the ~~benchmark~~ broader, rules-based Markit iBoxx USD Liquid Leveraged Loan Index. “iBoxx Loan Total Return Swaps” means total return swaps written on the Markit iBoxx USD Liquid Leveraged Loans Total Return Index. Markit, which is not affiliated with Nuveen Investments or the Fund, created this rules-based index to seek to track the broader senior loan market with a smaller subset of the more liquid index constituents~~,~~ (i.e., constituents with greater transparent price discovery, smaller bid-offer spreads, and larger tradeable sizes at particular price quotes). The Fund believes that iBoxx Loan Total Return Swaps provid~~ing~~e ~~via the index’s associated total return swap~~ an efficient and cost-effective basis for obtaining exposure to the senior loan market. ~~These total return swaps use standardized trading documentation and short form, electronic confirmations, which offer increased efficiency and lower costs than traditional total return swaps, which use variable or customized trading documentation and paper confirmations.~~ The Fund anticipates using iBoxx Loan Total Return Swaps as a component of “synthetic investments” that, when combined with cash equivalents, replicate or emulate exposure to Senior Loans, as described above. iBoxx `Loan Total Return Swaps share risks that are similar to other derivative instruments in which the Fund may invest. See “Risk Factors—Security Level Risks—Derivatives Risk, Including the Risk of Swaps.”

General

2.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

Response: Acknowledged.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,
/s/ David P. Glatz
David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess

IBXXLLTR C 157.5834 -0.3990

On 02 Nov O -- H -- L -- Prev 157.5834

IBXXLLTR Index Security Description: Index

Markit iBoxx USD Liquid Leveraged Loans Total Return Index FIGI BBG002T5B6Z8

3) Price Chart | GP »

160.00
158.00
156.00
154.00
152.00
150.00
148.00
146.00
144.00
Dec
2015
Mar
Jun
2016
Sep

4) Comparative Returns | COMP »

Period	Level	% Chg
1 Day	157.98	-0.25
1 Month	158.02	-0.28
Year to date	147.05	7.17
1 Year	150.58	4.65
3 Year	148.20	6.33
5 Year	129.68	21.52
52 Week High	158.86	-0.80
52 Week Low	144.40	9.13

Index Information

Currency	USD
Index Source	iBoxx
Members	0

5) Top Weighted Members | MEMB »

No Data Available

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2016 Bloomberg Finance L.P.
SN 538991 CDT GMT-5:00 G660-5192-1 04-Nov-2016 15:45:46